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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 6 )*

                               WAYNE BANCORP, INC.
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------

                                   944291103
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

Richard Whitman, The Benchmark Company, Inc., 750 Lexington Avenue,
                       New York, NY 10022, (212) 421-4080

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                          May 27, 1997
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).
                                                                 SEC 1746(12-91)

                                                                    SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           25,700
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                            9 SOLE DISPOSITIVE POWER
                                     25,700
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     25,700
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.212
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates II, L.L.C. 22-3435964
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           58,100
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                            9 SOLE DISPOSITIVE POWER
                                     58,100
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     58,100
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                     / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.74
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P.      22-3360395
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           16,900
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                            9 SOLE DISPOSITIVE POWER
                                     16,900
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     16,900
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .797
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 The Benchmark Company, Inc. 11-2950925
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  wc
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                                   42,150
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                            9 SOLE DISPOSITIVE POWER
                                     42,150
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                              42,150
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                              / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.988%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* BD

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman, Individually  ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   42,150
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                            9 SOLE DISPOSITIVE POWER
                                     42,150
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     42,150
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.988%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     The statement on Schedule 13D which was filed on August 5, 1996, Amendment #1 filed on August 27, 1996, Amendment #2 filed on September 4, 1996 Amendment #3 filed on October 15, 1996, Amendment #4 filed on December 23, 1996 and Amendment #5 filed on February 27, 1997 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman"), Lorraine Di Paolo ("Di Paolo"), Individually and Dennis Pollack, Individually ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Wayne Bancorp, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

3.       Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 220,500 Shares owned beneficially by the Reporting Persons on May 27, 1997 was approximately $2,735,451.43 (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital, margin accounts and personal funds of the respective partnership, corporate entities, limited liability companies and individual owners.

     The purchases of Common Stock by SAL and SAL II were in margin accounts carried by Bear Stearns Securities Corp. In addition to the Common Stock of the Issuer, SAL, SAL II and certain discretionary accounts own other securities in these accounts. This extension of credit was extended in the ordinary course of business. As of May 23, 1997, $494,207.02, and $318,691.35 were borrowed pursuant to a customary margin agreement by SAL and SAL II, respectively, from Bear Stearns Securities Corp.

4.        Purpose of Transaction

     On May 27, 1997, the Reporting Persons filed with the Office of Thrift Supervision a letter and Agreement, Rebuttal of Rebuttable Determination of Control Under Part 574, seeking permission to purchase up to 24.9% of the outstanding Common Stock of the Issuer. Before purchasing additional shares of the Issuer's Common Stock, the Reporting Persons must secure the afore-referenced approval from the OTS and the Issuer's agreement to amend the purchase restriction condition set forth in the Agreement between the Issuer and the Reporting Persons, which Agreement was described in Amendment No. 5 to
Schedule 13D filed by the Reporting Persons on February 27, 1997.

5.       Interest in Securities of the Issuer

     (a)(b)(c) As of the close of business on May 27, 1997, the Reporting Persons owned beneficially an aggregate of 220,500 shares of Common Stock, which constituted approximately 10.4% of the 2,119,814 shares of Common Stock outstanding, as represented by the Issuer's release announcing the completion of the 5% stock repurchase (111, 569 shares), dated April 25, 1997.

     Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.

None

(d) N/A
(e) N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                  May 27, 1997               ss/Richard Whitman,
                                             -------------------------
                  Date                       Richard Whitman, President
                                             The Benchmark Company, Inc.



                  May 27, 1997               ss/Dennis Pollack
                                             --------------------------
                  Date                       Dennis Pollack, Individually